SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E. 2/11/02

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For February 1, 2002

TELEX-CHILE S.A.
(Translation of registrant's name into English)

Rinconada El Salto No.202
Comuna de Huechuraba, Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

TELEX-CHILE S.A. (THE “COMPANY”)

REPORT ON FORM 6-K

TABLE OF CONTENTS

Free Translation of Spanish Original

Santiago, January 30, 2002

Mr. Alvaro Clarke de la Cerda
Insurance and Securities Superintendent
Teatinos 120
Personal Delivery

RE: COMMUNICATES ESSENTIAL FACT - TELEXCHILE S.A.
Registration in Securities Registry No. 0350

Dear Sir:

By virtue of the provisions in article 9 and second paragraph of article 10 of law No. 18,045 and General Regulation No. 30 of the Insurance and Securities Commission of Chile, Télex-Chile S.A. (the "Company") hereby informs to this Commission, as an **essential fact**, the following:

I. The Company held a Special Shareholders' Meeting today, January 30, 2002. Shareholders representing 89.3552% of the outstanding shares of the Company were present. At the meeting the following was resolved:

1. To increase the equity capital of the Company from Ch$ 98,111,714,580 to Ch$ 361,782,050,877. The current equity capital of Ch$ 98,111,714,580 includes the December 31, 2000 capital revaluation/distribution, in accordance with the April 27, 2001 shareholders' resolutions and is represented by 116,242,756 Series A shares and 111,684,217 Series B shares, all zero par and for the same face value. The proposed capital increase to Ch$ 361,782,050,877, which may be carried out in one or more opportunities, will be represented by 7,586,902,285 Series A shares and 7,289,376,705 Series B shares. In addition, new shares totaling 7,470,659,529 Series A shares and 7,177,692,488 Series B shares will be issued to shareholders from time to time, pro rata. The subscription value of such shares for both series shall be Ch$ 18 per share to cover the capital increase, which shall be preferentially offered to existing shareholders in proportion to the shares owned by them.

The shares that will be issued pursuant to such capital increase will be either subscribed and paid for by the shareholders and/or assignees of the preferential option or by the financial creditors in cash at the time of the subscription or by the capitalization of financial obligations of the Company, dating from before the subscription, held by such shareholders or financial creditors or their assignees, in accordance with Section III, Nos. 4 and 5 of General Regulation No. 30 of the Insurance and Securities Commission of Chile.

The shareholders shall be entitled to subscribe and pay for the shares that will be issued in proportion to the shares they have registered in the Shareholders' Registry on the fifth business day prior to the date of publication in which such option is communicated to them.

The shareholders and/or their assignees who intend to subscribe shares must express their intent, in writing, within 30 days from the publication of the preferential offer. In the absence of any response within such period, it will be understood that they waive that right. The shares that are not subscribed by the shareholders and/or their assignees by exercising their preferential option, cannot be offered by the Board of Directors to third parties at values that are lower, or with more advantageous terms, than those offered to shareholders, rather shall be placed by the Board of Directors at the disposal of the financial creditors of the Company or of the assignees of their respective credits, in order to carry out the capitalization of credits provided for in the Preventive Judicial Agreement of the Company agreed to on December 28, 2001 before the Twenty-eighth Civil Court of Santiago.

The value of the shares that are subscribed by the financial creditors and/or their assignees, shall be paid by means of the capitalization of their credits, which shall continue until the tendering for conversion of all duly recognized existing debt obligations held by such creditors against the Company and dating from before the issuance of such shares. For the purposes of the capitalization, financial creditors of the company will be understood to be those defined as such in the preventive judicial agreement dated December 28, 2001 before the Twenty-eighth Civil Court of Santiago specifically: (i) the original financial creditors of Telex-Chile S.A.; or (ii) the financial creditors who became creditors of Telex-Chile S.A. by virtue of novation to change the debtor to which creditors of the Company's affiliate, Chilesant S.A., have a right. The value of the financial obligations will be determined by the Board of Directors taking into account the stipulations set forth in the preventive judicial agreement. All the shares with which the capital increase will be made, must be issued, subscribed and paid for within 120 calendar days from December 28, 2001. If this period has expired and the capital increase has not yet been completely paid, the total amount paid will be reduced to the amount actually paid.

2. To authorize the Board of Directors so that it may take any other resolutions necessary to implement the capital increase and establish the terms of the issuance and placement of the paid shares and to request the recordation in the Registry of Securities of the Superintendence of Securities and Insurance of the issuance of shares, in accordance with Section III, Nos. 4 and 5 of General Regulation No. 30 of the Insurance and Securities Commission of Chile, such that once such issuance has been recorded, the Board may offer such shares to the subscribers thereof, on one or more occasions, as may be determined by the Board of directors, within 120 calendar days from December 28, 2001.

3. To amend article five of the bylaws regarding corporate capital and the First Interim Article thereof and the manner in which such capital is subscribed and paid for, in terms consistent with the previously adopted resolutions.

4. At the General Shareholders' Meeting, all necessary resolutions were passed enabling the board to make legally effective all previously adopted resolutions.

Free Translation of Spanish Original

Sincerely yours,

Alejandro Ulloa Azócar
General Manager

c.c.: Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaiso Stock Exchange

TELEX-CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

TELEX-CHILE S.A.

By: ______________________

Rafael Wilhelm
Chief Financial Officer